

Mail Stop 3561

January 12, 2018

<u>Via E-mail</u>
Mr. Gregory J. Martin
Chief Financial Officer
SSR Mining Inc.
1055 Dunsmuir Street, Suite 800
PO Box 49088, Bentall Postal Station
Vancouver, BC V7X 1G4
Canada

> **Re:** **SSR Mining Inc.**
> **Form 40-F for Fiscal Year Ended December 31, 2016**
> **Filed March 23, 2017**
> **Response dated December 27, 2017**
> **File No. 001-35455**

Dear Mr. Martin:

We have reviewed your December 27, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 11, 2017 letter.

Form 40-F for Fiscal Year Ended December 31, 2016

Exhibit 99.3 – Consolidated Financial Statements for the fiscal year ended December 31, 2016

Note 2(i)(ii) – Exploration and evaluation expenditures, page 16

1. We note from your response that your capitalized evaluation and exploration expenditures are accounted for under IFRS 6. We also note from your disclosure that you commence capitalization only after a) a mineral reserve has been established and/or there is a history of conversion to mineral reserves at operating mines, and b) necessary permits, access to critical resources and environmental programs exist or are reasonably

obtainable. Please tell us why you believe these criteria do not demonstrate technical feasibility and commercial viability. Alternatively, if you believe these criteria do demonstrate technical feasibility and commercial viability, please tell us how your accounting for these capitalized costs is within the scope of IFRS 6, paragraphs 5(b) and 17.

Note 2(i)(iii) – Development expenditures, page 16

2.   In your response to our prior comment 2 you state that expenditures are reclassified from an exploration and evaluation asset to a mineral property when the project is considered to be technically feasible and economically viable in accordance with IFRS 6, and that judgment is confirmed by your Board of Directors. Please tell us what factors and indicators your management and Board of Directors consider in concluding that technical feasibility and economic viability have been demonstrated.

You may contact James Giugliano at (202) 551-3319, or Linda Cvrkel at (202) 551-3813, with any questions.

Sincerely,

/s/ Joel Parker for

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel, and Mining